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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67528

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **First Chicago Advisors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 Otis Road

(No. and Street)

Barrington	**IL**	**60010**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Knoop	**312 739 0100**	sknoop@firstchicagoadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP

(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area, Main Ring Road	**New Delhi**	**India**	**110052**
(Address)	(City)	(State)	(Zip Code)
02/10/2009		**3223**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Knoop _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Chicago Advisors, Inc. _____, as of 12/31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President _____



Notary Public _____

MARIA TAFELSKI
Commission # HH 274608
Expires July 21, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Public

FIRST CHICAGO ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITIONFOR THE
12 MONTHS ENDED DECEMBER 31, 2022



Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of First Chicago Advisors, Inc.

Opinion on Financial Condition

We have audited the accompanying statement of financial condition of First Chicago Advisors, Inc. (the "Company") as of December 31, 2022 and the related notes to the statement (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Company's Auditor since 2020.

New Delhi, India
March 29, 2023



First Chicago Advisors, Inc.
Statement of Financial Condition
December 31, 2022

ASSETS

Assets

Cash	$ 25,556
Total Cash and Equivalents	$ 25,556
Other Current Assets	139
Total Current Assets	$ 25,695
Total Assets	$ 25,695

LIABILITIES & EQUITY

Liabilities

Total Current Liabilities	$ 1,845
Total Liabilities	$ 1,845
Total Equity	$ 23,850
Total Liabilities and Equity	$ 25,695



Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of First Chicago Advisors, Inc.

We have reviewed First Chicago Advisors, Inc.'s assertions, included in the accompanying First Chicago Advisors, Inc.'s Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to mergers & acquisitions, and private placements of securities and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts {as defined in Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2022, without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R.§240.17a-5 throughout the year ended December 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
March 29, 2023

